NOVAGOLD RESOURCES INC.

2004 STOCK AWARD PLAN (AS AMENDED)

EFFECTIVE MAY 11, 2004, AS AMENDED APRIL 26, 2005 (WITH EFFECTIVE DATE OF AMENDMENT OF MARCH 10, 2006), AS FURTHER AMENDED MAY 31, 2007, AS FURTHER AMENDED MARCH 10, 2009 (WITH EFFECTIVE DATE OF AMENDMENT OF MAY 26, 2009)

NOVAGOLD RESOURCES INC.
2004 STOCK AWARD PLAN (AS AMENDED)
PART 1
INTERPRETATION

1.01                               Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a)	“Award” shall mean any award or benefit granted under the Plan, including Options, SARs and Tandem SARs;

(b)

“Award Agreement” means the written or electronic agreement between the Company and an Awardee relating to the granting of an Award, in the form or substantially in the form of Exhibit A attached to this Plan, and containing such terms and conditions as are required by Exchange Policy and Securities Laws;

(c)	“Awardee” shall mean the holder of an outstanding Award;

(d)

“Award Price” means the price at which an Option or a SAR may be granted in accordance with Exchange Policy and Securities Laws. The Award Price shall not be less than the Fair Market Value of a Share on the date of grant of the Award;

(e)	“Board” means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(f)

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company;

(g)	“Company” means NovaGold Resources Inc.;

(h)

“Designated Subsidiary” means an entity (including a partnership) in which the Company holds, directly or indirectly, a majority voting interest and which has been designated by the Company for the purposes of the Plan from time to time;

(i)	“Director” means any director of the Company or of any of its Designated Subsidiaries;

(j)	“Employee” means any individual in the employment of the Company or any of its Designated Subsidiaries or of a company providing management or administrative services to the Company;

(k)	“Exchange” means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

(l)

“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of awards by the Company pursuant to Security Based Compensation Arrangements, as amended from time to time;

(m)

“Expiry Date” means not later than five years from the date of grant of the Award; provided, however, that if at any time the expiry of the term of an Award should be determined to occur either during a period in which the trading of Shares by the Awardee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction;

(n)

“Fair Market Value” means, with respect to any property (including, without limitation, any Shares), the fair market value of such property determined by such methods or procedures as are established from time to time by the Board in accordance with Exchange Policy. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be (a) the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date in question or (b) if there was no such sale, the price of the last recorded sale of a board lot of Shares on the Exchange on the most recent preceding date on which such a sale took place;

(o)	“Insider” has the meaning ascribed thereto in Exchange Policy;

(p)	“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act;

(q)

“Nonqualified Stock Option” means an Option granted to a U.S. Participant that is not intended to qualify as an “incentive stock option” within the meaning of section 422 of the U.S. Internal Revenue Code of 1986, as amended;

(r)	“Option” means an option to acquire Shares granted under this Plan;

(s)	“Officer” means any senior officer of the Company or of any of its Designated Subsidiaries;

(t)	“Participant” means a Director, Officer or Service Provider;

(u)	“Plan” means this stock award plan as from time to time amended;

(v)

“SAR” or “Stock Appreciation Right” means the right to receive an amount, in Shares, equal to the excess of the Fair Market Value of a specified number of Shares as of the date the SAR is exercised over the SAR Price for such shares.

(w)	“SAR Price” means the Award Price of a SAR, determined on the grant date of the SAR, as set forth in the Award Agreement.

(x)	“Securities Act” means the Securities Act (British Columbia), as amended, from time to time;

(y)	“Securities Laws” means the act, policies, bylaws, rules and regulations of the securities commissions governing the Company, as amended from time to time;

(z)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in the TSX Company Manual;

(aa)

“Service Provider” means an Employee of the Company or any of its Designated Subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(bb)	“Shares” means common shares of the Company;

(cc)

“Tandem SAR” means a SAR granted in tandem with a related Option which gives the Awardee the right to surrender to the Company all or a portion of the related Option and to receive a distribution in Shares in an amount equal to the excess of the Fair Market Value of a specified number of Shares as of the date the SAR is exercised over the SAR Price for such Shares, which shall be the same price as the Award Price of the related Option. A Tandem SAR will have the same other terms and provisions as the related Option. To the extent a Tandem SAR is exercised, the related Option will terminate at the time of such exercise.

(dd)	“Vested” means that an Award has become exercisable in accordance with the terms of this Plan and any applicable Award Agreement.

1.02                               Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01                               Purpose The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to promote the success of the Company’s business by aligning their financial interests to those of the Company and to long-term shareholder value.

PART 3
GRANTING OF STOCK AWARD

3.01                               Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02                               Committee’s Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03                               Grant by Resolution The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan, may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such Service Provider, Officer or Director, to whom an Award should be granted and specify the terms of such Award which shall be in accordance with Exchange Policy and Securities Laws.

3.04                               Award Types Awards granted hereunder may be Options, SARs or Tandem SARs, at the discretion of the Board and as reflected in the terms of the Award Agreement.

3.05                               Terms of Award The resolution of the Board shall specify the number of Shares that should be placed under Award to each such Service Provider, Officer or Director, the Award Price of each such Award, and the period during which such Award may be exercised.

3.06                               Stock Options Options may be granted to Participants at any time as determined by the Board. The Board shall determine the number of Shares subject to each Option. Options granted under the Plan shall be Nonqualified Stock Options.

3.07                               Stock Appreciate Rights Stock Appreciation Rights may be granted to Participants at any time as determined by the Board. A SAR may be granted in tandem with an Option granted under this Plan or on a free-standing basis. A SAR may be exercised upon such terms and conditions and for the term as the Board, in its sole discretion, determines, provided, however, that the term shall not exceed the Option term in the case of a Tandem SAR or five years in the case of a free-standing SAR. Upon exercise of a SAR, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the Fair Market Value of a Share on the date of exercise over the Award Price of the SAR by the number of Shares with respect to which the SAR is exercised. The payment shall be made in Shares, the number of which shall be calculated by dividing the payment amount by the Fair Market Value of the Shares on the exercise date.

3.08                               Award Agreement Every Award granted under this Plan shall be evidenced by an Award Agreement and, where not expressly set out in the Award Agreement, the provisions of such Award Agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of any Award Agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF AN AWARD

4.01                               Exercise Price The exercise price of an Award granted under this Plan shall not be less than the Award Price at the time of granting the Award.

4.02                               Expiry Date Each Award shall, unless sooner terminated, expire on a date to be determined by the Board, and as set forth in the Award Agreement on the date of grant, which will not be later than the Expiry Date.

4.03                               Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an Award under this Plan, and subject to the provisions of Section 6.03 hereof, specify a particular time period or periods following the date of granting the Award during which the Awardee may exercise his Award, may designate the Award Price in respect of which such Awardee may exercise his Award during each such time period and may determine and impose terms upon which each Award shall become Vested.

4.04                               Number of Shares To one Person. The number of Shares reserved for issuance to any one person pursuant to Awards granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Award.

4.05                               Termination of Employment If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any Vested Award not exercised prior to such termination within the lesser of six months from the date of the termination or the Expiry Date of the Award provided that if the termination is for just cause the right to exercise the Vested Award shall terminate on the date of termination unless otherwise determined by the Directors. All non-Vested Awards shall terminate on the date of termination.

4.06                               Death of Awardee If a Director, Officer or Service Provider dies prior to the expiry of his Award, his legal representatives may, within the lesser of one year from the date of the Awardee’s death or the Expiry Date of the Award, exercise that portion of a Vested Award granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

4.07                               Assignment No Award granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by all applicable Securities Laws and the rules and policies of the Exchange, an Awardee shall have the right to assign any Award granted to him hereunder to a trust or similar legal entity established by such Awardee.

4.08                               Notice Awards shall be exercised only by written notice to the Company in accordance with the terms and conditions of this Plan and the applicable Award Agreement.

4.09                               Payment Vested Awards may be exercised at any time in whole or in part prior to their lapse or termination. Payment in respect of the exercise of an Option may be made in cash or by check, or the Board may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as the Board may determine to be appropriate.

4.10                               Securities Laws Notwithstanding any other provision contained in this Plan, no holder may exercise any Award granted under this Plan and no Shares may be issued upon exercise of an Award unless such exercise and issuance are in compliance with all applicable Securities Laws.

PART 5
RESERVE OF SHARES FOR AWARDS

5.01                               Sufficient Authorized Shares to be Reserved Whenever the Memorandum or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Awards granted under this Plan. Shares that were the subject of Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan.

5.02                               Shares Subject to the Plan Subject to adjustment as provided in Part 6, the shares to be offered under the Plan shall consist of shares of the Corporation’s authorized but unissued common shares. The aggregate number of Shares to be delivered upon the exercise of all Awards granted under the Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation at the time of granting of Awards (on a non-diluted basis).

5.03                               Maximum Number of Shares Reserved The maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

PART 6
CHANGES IN AWARDS

6.01                               Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for granting of Awards and the price payable for any Shares that are then subject to Awards shall be adjusted accordingly.

6.02                               Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for granting of Awards and the price payable for any Shares that are then subject to Awards may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03                               Effect of a Take-Over Bid If a bona fide offer (an “Offer”) for Shares is made to the Awardee or to shareholders of the Company generally or to a class of shareholders which includes the Awardee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Awardee of full particulars of the Offer, whereupon all Options or SARs subject to such Award will become Vested and the Award may be exercised in whole or in part by the Awardee so as to permit the Awardee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the Awardee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of clause (b) above, the Shares that are not taken up and paid for, may be returned by the Awardee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Award shall be reinstated as if it had not been exercised and the terms upon which such

Awards were to become Vested pursuant to this section shall be reinstated. If any Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the Awardee for such Shares.

6.04                               Acceleration of Expiry Date If an Offer is made by an offeror at any time when an Award granted under the Plan remains unexercised, in whole or in part the Directors may, upon notifying each Awardee of full particulars of the Offer, declare all Shares issuable upon the exercise of Awards granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Awards granted under the Plan is accelerated so that all Awards will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

6.05                               Effect of a Change of Control If a Change of Control occurs, all Shares subject to each outstanding Award will become Vested, whereupon such Award may be exercised in whole or in part by the Awardee.

PART 7
EXCHANGE’S RULES AND POLICIES APPLY

7.01                               Exchange’s Rules and Policies Apply This Plan and the granting and exercise of any Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on security based compensation awards of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 8
AMENDMENT OF PLAN

8.01                               Board May Amend The Board of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, and without shareholder approval, amend, suspend or terminate the Plan or any Award granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of Awards; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an Awardee with respect to any then outstanding Award, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(c)	the Board of Directors shall obtain shareholder approval of the following:

	(i)	any amendment to the maximum number of Shares specified in subsection 5.02 in respect of which Awards may be granted under the Plan (other than pursuant to Part 6);

	(ii)	any amendment that would reduce the Award Price of an outstanding Award (other than pursuant to Part 6); and

	(iii)	any amendment that would extend the term of any Award granted under the Plan beyond the Expiry Date.

8.02                               Powers of the Board Following Termination of the Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Award as they would have been entitled to make if the Plan were still in effect.

PART 9
MISCELLANEOUS

9.01                               Other Plans Not Affected This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers and Service Providers.

9.02                               No Rights Until Award Exercised An Awardee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an Award.

9.03                               No Right to Employment This Plan will not confer upon any Awardee any right with respect to continuation of such Awardee’s employment, consulting or other service relationship with the Company, and will not interfere in any way with the Company’s right to terminate such Awardee’s employment, consulting or other service relationship at any time, with or without cause.

9.04                               Tax Withholding The Company or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Company or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Company shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder. For the purposes of assisting a Participant who is a U.S. citizen or a U.S. resident for U.S. federal income tax purposes in paying all or a portion of the U.S. federal and state taxes to be withheld or collected upon exercise of an Award, the Board, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a U.S. Participant, subject to applicable laws, to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise of such Award having a Fair Market Value equal to the amount of such taxes or (b) delivering to the Company Shares (other than Shares issuable upon exercise of such Award) having a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

9.05                               No Trust Fund Neither this Plan nor any Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and an awardee or any other person. To the extent that any awardee acquires a right to receive payments from the Company pursuant to an Award, such right will be no greater than the right of any unsecured general creditor of the Company.

9.06                               Governing Law The validity, construction and effect of this Plan and any Award Agreement will be determined in accordance with the internal laws, and not the law of conflicts, of the Province of British Columbia and the laws of Canada applicable therein.

9.07                               Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; provided, however, that Awards may be granted under this Plan prior to the receipt of approval of the Exchange. In the event that this Plan is not adopted by the shareholders of the Company within 12 months after approval by the Board, this Plan will terminate.

EFFECTIVE DATE OF AMENDMENT: May 26, 2009

Exhibit A

NOVAGOLD RESOURCES INC. AWARD AGREEMENT

     This Award Agreement is entered into between NovaGold Resources Inc. (the “Company”) and the Awardee named below pursuant to the 2004 Stock Award Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on [insert grant date] (the “Grant Date”);

2.	[insert name] (the “Awardee”);

3.	was granted the [insert ~~#~~type of Award] (the “Award”) [insert particulars of Award] of the Company;

4.	for the price (the “Award Price”) of $• per Award;

5.	which shall be exercisable (“Vested”) on • , 200•;

6.	terminating on the [insert date] (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Awards have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Award Agreement and the Plan.

     By signing this Award Agreement, the Awardee consents to Solium Capital maintaining and administering the award in accordance with the terms and conditions of the Plan.

     By signing this Award Agreement, the Awardee acknowledges that the Awardee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Award Agreement.

     IN WITNESS WHEREOF the parties hereto have executed this Award Agreement as of the • day of •, 200•.

NOVAGOLD RESOURCES INC.
Per:
AWARDEE		Authorized Signatory